EXHIBIT 99.1

Symposium about Transoral Laser Microsurgery and Radiation Therapy at this Year’s AAO-HNS Meeting

Lumenis holds debate-style meeting on Management of Laryngeal Cancer and introduces two new laser systems

September 30th 2009 – Santa Clara, CA, USA

Lumenis Ltd., the world’s largest medical laser company, announced today they will be focusing their attention at this year’s AAO-HNS annual meeting in San Diego, California, on an educational event to discuss different treatment options for laryngeal cancer. In addition, two new laser systems for the physician-office and surgery center will be introduced.

A Breakfast Symposium will be held on Tuesday, October 6th 2009, entitled “Controversies in Management of Laryngeal Cancer: The Emerging Roles of Endoscopic Resection and Radiation Therapy” and will be moderated by Dr. Mark S. Courey of University of California, San Francisco, Director of the Division of Laryngology. Two laser surgeons and radiation oncologists will engage in a constructive debate about various treatment modalities.

“We are pleased to provide an educational forum in this important arena”, said Mr. Dov Ofer, Lumenis’ Chief Executive Officer. “Transoral Laser Microsurgery (TLM) and Radiation Therapy are major options in the physician’s armamentarium to manage laryngeal and oral-pharyngeal cancers. We look forward to the panel’s discussion on the latest findings which indicate that automated and robotic CO2 laser systems achieve superior results.”

“New and advanced laser systems have made much of the difference”, commented Dr. Paul Castellanos, Associate Professor of Surgery, Laryngology–Bronchoesophagology, University of Alabama at Birmingham. “The UltraPulse SurgiTouch CO2 Laser with the Digital AcuBlade (DAB) microsurgery system allows me to achieve unparalleled levels of precision, low thermal damage and treatment reproducibility. The DAB automatically carries out laser incisions and ablations that allow me to recognize margins better, which is especially important in TLM for airway stenosis (narrowing) where collateral tissue damage is a matter of life and death.”

Mr. Lloyd Diamond, Senior Vice President and General Manager of Lumenis’ Surgical Business Unit adds, “Not only is there the clinical benefit of TLM, but also the cost comparison to Radiation Therapy is compelling. Simply put, TLM is a more economic approach with equal or superior results, an important factor in today’s health care system environment.”

New products for the office or surgery center

Lumenis is introducing two new laser systems for use in the physician’s office and surgery center:

—	AcuPulse 40ST is a compact CO2 laser, which includes integrated video support and the popular SurgiTouch automation system

—	FOX 980 is a portable and affordable fiber delivered diode laser specifically designed for nasal, oro-pharyngeal and general ENT applications in an office environment

“The flexibility of the FOX 980 Diode Laser is amazing,” said Dr. Yosef Krespi, Clinical Professor of Otolaryngology, Columbia University. “In my busy practice it is routinely used for such common indications like turbinate hyperplasia, epistaxis, tonsilar cysts and stones, nasal synechia, snoring and septal spur reduction etc. and I can easily carry this small system to various office locations.”

Lumenis AAO-HNS Events

Please join Lumenis at the 2009 AAO-HNS, to learn more about the evolution of laser surgery. The Symposium and Meet the Expert events will cover “Controversies in Management of Laryngeal Cancer: The Emerging Roles of Endoscopic Resection and Radiation Therapy”. The faculty includes Mark Courey, MD (moderator), Bruce Haughey, MD; Chris Holsinger, MD; Sue Yom, MD and David Rosenthal, MD. The events take place October 4 – 7, 2009 in San Diego, California. Meet the Expert small group discussions take place throughout the show. To learn more and register for these events, stop by booth #1728 or visit: www.surgical.lumenis.com/AAOHNS

About Lumenis

Lumenis, the world’s largest medical laser company,  is a global developer, manufacturer and distributor of laser, light-based and radiofrequency devices for surgical, aesthetic and ophthalmic applications, with more than 800 employees worldwide.  Lumenis has over 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability. Consequently we are able to deliver premium value and service to our customers. Lumenis’ name is derived from Latin meaning “Light of Life”, highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to: www.lumenis.com.

For Further Information Contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® and its logo are trademarks or registered trademarks of the Lumenis Group of Companies.

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